Exhibit 99.2

Lichen China Limited Announces Closing of US$16 Million Initial Public Offering

Jinjiang, China, February 8, 2023 /PRNewswire/ -- Lichen China Limited (the “Company” or “Lichen China”), a dedicated financial and taxation service provider in China, today announced the pricing of its initial public offering (the “Offering”) of 4,000,000 Class A ordinary shares at a public offering price of US$4.00 per Class A ordinary share. The Class A ordinary shares began trading on the Nasdaq Capital Market on February 6, 2023 under the ticker symbol “LICN.”

The Company received aggregate gross proceeds of US$16 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 600,000 Class A ordinary shares at the public offering price, less underwriting discounts.

Proceeds from the Offering will be used to expand the Company’s financial and taxation solution services, strengthen research and development (“R&D”) capabilities and expand self-developed software, improve brand recognition through multi-channel marketing, and working capital and general corporate matters.

The Offering was conducted on a firm commitment basis. Univest Securities, LLC was acting as the sole underwriter and book-running manager for the Offering. Ortoli Rosenstadt LLP was acting as U.S. counsel to the Company, and Hunter Fischer Taubman & Li LLC was acting as U.S. counsel to Univest Securities, LLC in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (“SEC”) (File Number: 333- 264624) and was declared effective by the SEC on February 3, 2023. The Offering was being made only by means of a prospectus, forming a part of the registration statement. Copies of the prospectus relating to the Offering may be obtained from Univest Securities, LLC, by email at info@univest.us, or by standard mail to Univest Securities, LLC, 75 Rockefeller Plaza Suite 18C, New York, NY 10019. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Lichen China Limited

Lichen China Limited focuses on providing financial and taxation solution services, education support services, and software and maintenance services under its “Lichen” brand. In recognition of the Company’s expertise and experience in the financial and taxation solution services industry for over 18 years, the Company has built up its reputation as a dedicated financial and taxation solution services provider of professional and high-quality services in China. For more information, please visit the Company’s website: https://ir.lichenzx.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s use of proceeds from the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Ascent Investors Relations LLC
Tina Xiao

Phone: +1 917-609-0333
Email: tina.xiao@ascent-ir.com